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                                           Filed by Jupiter Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537


INITIAL JUPITER AND MEDIA METRIX COLLABORATION YIELDS DATA AND INSIGHT INTO NAPSTER EXPLOSION

  Filesharing Capability Boosts Napster Use; Threatens to Impact Media Players


NEW YORK, JULY 26, 2000 -- Media players' mere presence on PCs may not secure their continued dominance within today's digital music wars, according to a joint report from Jupiter Communications, Inc. (Nasdaq: JPTR) and Media Metrix, Inc. (Nasdaq: MMXI). According to Media Metrix data, nearly 80 percent of Napster owners used the music filesharing application during March 2000; less than 40 percent of owners of RealPlayer, RealJukebox, and Windows Media Player used these widely distributed applications during the same period. Jupiter analysts believe that if Napster use continues to increase at its current pace, it threatens to displace use of the some of the most established music players battling for market share currently.

These findings are part of a joint report issued today by Jupiter Communications and Media Metrix, combining analysts' insight and industry standard measurement data. This initial report includes Internet market forecasts, consumer behavioral trends, music-application use, and demographics, providing a snapshot of the rapidly changing digital-music landscape.

"Napster is the definitive killer application for the online music industry," said Aram Sinnreich, an analyst with Jupiter. "Given its frequency and intensity of use, Napster threatens to spill over into the domains of existing music applications, commanding an ever greater share of time and attention that online music fans spend interacting with music."

In June, Jupiter and Media Metrix announced that the two companies would merge to create the global leader in Internet information services. The combined company will deliver innovative and comprehensive Internet measurement, analysis, events, and advice to provide businesses with unmatched global resources for understanding and profiting from the Internet.

"This collaboration is a glimpse of the unparalleled, data-rich reports that Jupiter and Media Metrix can produce together to better serve Internet executives as they make key business decisions," said Gene DeRose, CEO of Jupiter Communications, and president and vice chairman of the soon-to-be formed Jupiter Media Metrix.

"Our ability to tap into the collective strengths across our businesses allows us to deliver unprecedented insight into key trends across a variety of industries," said Mary Ann Packo, president of Media Metrix and co-COO of the soon-to-be formed Jupiter Media Metrix. "This is all about combining the best research, analysis, and forecasts for the industry."

The Jupiter and Media Metrix report was distributed to attendees at Plug.In: The Jupiter Online Music Forum. Copies of the report are available free of charge at http://plugin.jup.com.


ABOUT JUPITER COMMUNICATIONS, INC.

Jupiter Communications, Inc. (Nasdaq:JPTR) is a leading provider of research on Internet commerce. Jupiter's research, which is solely focused on the Internet economy, provides clients with comprehensive views of industry trends, forecasts, and best practices. The company's research services are provided primarily through its continuous subscription services. Jupiter also produces a wide range of conferences that offer senior executives the opportunity to hear firsthand the insights of its analysts and the leading decision-makers in the Internet and technology industries. Jupiter Communications is based in New York City, with operations in London, San Francisco, Stockholm, Sydney, and Tokyo. For more information on Jupiter Communications visit http://www.jup.com.
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ABOUT MEDIA METRIX, INC.

Media Metrix, Inc. (Nasdaq: MMXI), with over 900 clients, is the leader and pioneer in Internet and Digital Media measurement and the industry's source for the most compressive reliable and timely audience ratings, e-commerce, advertising and technology measurement services. Media Metrix' AdRelevance division, through its superior or ad tracking technology, provides clients the most comprehensive data on where, when, how and how much Web marketers and their competition are advertising online.

Media Metrix has worldwide majority-owned operations through partnerships with media and market research leaders around the world. Media Metrix' European affiliate, known as MMXI Europe, operates in France, Germany, Sweden, and the United Kingdom. Media Metrix also operates in Australia, Canada, Japan, Latin America and the United States. The Company provides advertising agencies, media companies, e-commerce marketers, financial services and technology companies with the most comprehensive coverage of all digital media (including more than 21,000 Web sites and online properties). Media Metrix utilizes its patented, superior operating-system metering methodology to track Internet and Digital Media audience usage behavior in real-time - click-by-click, page-by-page, minute-by-minute. Media Metrix has a sample of more than 100,000 people under measurement worldwide, yielding monthly weekly, and daily data collection and reporting. Please visit us at www.mediametrix.com for more information.

                               * * * * * * * * * *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: INFORMATION IN THIS RELEASE THAT INVOLVES EACH OF JUPITER'S, MEDIA METRIX'S AND, ASSUMING THE MERGER IS COMPLETED, THE COMBINED COMPANY'S EXPECTATIONS, BELIEFS, HOPES, PLANS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS INCLUDE STATEMENTS ABOUT JUPITER'S, MEDIA METRIX'S AND THE COMBINED COMPANY'S STRATEGIES IN THE MARKETPLACE, THEIR MARKET POSITIONS AND THEIR RELATIONSHIPS WITH CUSTOMERS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS RELEASE ARE BASED UPON INFORMATION AVAILABLE TO JUPITER AND MEDIA METRIX AS OF THE DATE OF THE RELEASE, AND NEITHER JUPITER, MEDIA METRIX NOR THE COMBINED COMPANY ASSUMES ANY OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM EACH COMPANY'S CURRENT EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE COMPLETION OF THE MERGER, AND IF COMPLETED, THE SUCCESSFUL INTEGRATION OF THE TWO COMPANIES. THE RISKS ASSOCIATED WITH JUPITER'S BUSINESS THAT MAY AFFECT ITS OPERATING RESULTS ARE DISCUSSED IN JUPITER'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") ON MARCH 30, 2000 AND JUPITER'S QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC. THE RISKS ASSOCIATED WITH MEDIA METRIX'S BUSINESS THAT MAY AFFECT ITS OPERATING RESULTS ARE DISCUSSED IN MEDIA METRIX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 FILED WITH THE SEC ON MARCH 28, 2000 AND MEDIA METRIX'S QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC. YOU ARE ENCOURAGED TO READ THIS INFORMATION CAREFULLY.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: IT IS EXPECTED THAT MEDIA METRIX WILL FILE A REGISTRATION STATEMENT ON SEC FORM S-4 AND JUPITER WILL FILE A PROXY STATEMENT WITH THE SEC IN CONNECTION WITH THE MERGER, AND THAT JUPITER AND MEDIA METRIX WILL MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF JUPITER AND MEDIA METRIX CONTAINING INFORMATION ABOUT THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, MEDIA METRIX, THE MERGER, THE PERSONS SOLICITING PROXIES RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, AS WELL AS EACH COMPANY'S OTHER SEC FILINGS, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, AND JUPITER'S OTHER SEC FILINGS MAY BE OBTAINED FROM JUPITER BY DIRECTING A REQUEST THROUGH THE INVESTORS RELATIONS PORTION OF JUPITER'S WEBSITE AT http://www.jupiter.com OR BY MAIL TO JUPITER COMMUNICATIONS, INC., 627 BROADWAY, 2ND FLR. NEW YORK, NY 10012,
ATTENTION: INVESTOR RELATIONS, TELEPHONE: (212) 780-6060. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, AND MEDIA METRIX'S OTHER SEC FILINGS MAY BE OBTAINED FROM MEDIA METRIX BY DIRECTING A REQUEST THROUGH THE INVESTORS RELATIONS PORTION OF MEDIA METRIX'S WEBSITE AT http://www.mediametrix.com OR BY MAIL TO MEDIA METRIX, INC., 250 PARK AVENUE SOUTH, 7TH FLR. NEW YORK, NY 10003, ATTENTION: INVESTOR RELATIONS, TELEPHONE:
(212) 515-8700.

IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, JUPITER AND MEDIA METRIX FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JUPITER OR MEDIA METRIX AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JUPITER'S AND
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MEDIA METRIX'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM
COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov.

PARTICIPANTS IN SOLICITATION: JUPITER, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM JUPITER STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN A CURRENT REPORT ON FORM 8-K FILED BY JUPITER ON JUNE 27, 2000. MEDIA METRIX, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM MEDIA METRIX STOCKHOLDERS IN FAVOR OF THE AMENDMENT TO MEDIA METRIX'S CHARTER TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF MEDIA METRIX COMMON STOCK AND IN FAVOR OF THE ISSUANCE OF MEDIA METRIX COMMON STOCK IN THE MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN A CURRENT REPORT ON FORM 8-K FILED BY MEDIA METRIX ON JUNE 27, 2000.

COPYRIGHT 2000 JUPITER COMMUNICATIONS, INC. AND MEDIA METRIX, INC. ALL RIGHTS RESERVED. JUPITER AND THE JUPITER LOGO ARE REGISTERED TRADEMARKS OF JUPITER COMMUNICATIONS, INC, AND MEDIA METRIX AND THE MEDIA METRIX LOGO ARE REGISTERED TRADEMARKS OF MEDIA METRIX, INC. ALL OTHER TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.



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For editorial inquiries, contact
Diane Schreiber or Michele Husak, Jupiter Communications, Inc., 917 534 6208. Via email dianes@jup.com or mhusak@jup.com